Exhibit 2.2

AMENDMENT TO

MEMBERSHIP INTEREST

PURCHASE AGREEMENT

This amendment is made as of July 7, 2004 by and between Cardinal Bank, N.A. ("Purchaser") and United Bank, a Virginia corporation ("Seller").

Background

Purchaser and Seller are parties to a Membership Interest Purchase Agreement dated June 8, 2004 (the "Purchase Agreement") under which Purchaser has agreed to purchase and Seller has agreed to sell, all of the membership interests of George Mason Mortgage, LLC, a Virginia limited liability company ("George Mason" or the "Company").  Pursuant to Section 2.1 of the Purchase Agreement the parties desire to amend the Purchase Agreement to reflect certain concerns arising out of Purchaser's investigation of George Mason's business.

NOW THEREFORE, in consideration of the promises, the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.     Section 1.2 of the Purchase Agreement is revised to read as follows:

Section 1.2 Purchase Price.  The purchase price for the Purchased Shares shall be Seventeen Million and No/100 Dollars ($17,000,000.00) (the "Purchase Price").  Additionally, Purchaser shall pay to Seller the following amounts on or before August 5, 2004:

(a)  An amount equal to George Mason's net interest income for the month of July, 2004, multiplied by a fraction, the numerator of which is the number of calendar days in July before the Closing Date and the denominator of which is thirty-one (31); and

(b)  An amount equal to George Mason's net noninterest income (noninterest income minus noninterest expense) for the month of July, 2004, multiplied by a fraction, the numerator of which is the number of business days in July before the Closing Date and the denominator of which is twenty-one (21).

2.

Seller hereby agrees to sell, convey, transfer, assign and deliver to Purchaser all of Seller's right, title and interest, free and clear of all liens in and to the Intellectual Property, (as defined in the Purchase Agreement) including the service marks identified in Schedule A of Exhibit A, the corporate and business name of the Company, the domain names georgemasonmortgage.com, gmmllc.com and any other domain names related to or directing users to web sites or web information pertaining to the Company ("Company web sites"), all copyrighted materials on the Company web sites, and Company's trade secrets and confidential information, including, but not limited to, ideas, processes, inventions, customer and supplier lists and information, know how, processes, research and development information, designs, plans, proposals, and financial and marketing plans.  It is agreed that all assignments for trademarks or service marks, whether registered or unregistered, contemplated by this Agreement shall be assigned using the Trademark and Service Mark Assignment attached as Exhibit A.  It is further agreed that the assignment of the remaining Intellectual Property contemplated by this Agreement shall be assigned using Exhibit B.  Seller further agrees that, for all domain name transfers contemplated by this Agreement, Seller shall complete all required forms and follow all required processes designated by the domain name registrar for the given domain name.  Seller further agrees to execute any and all other documents and instruments reasonably necessary to convey to or vest in Purchaser all Intellectual Property rights hereby transferred.  Seller further agrees, at Purchaser’s expense, to cooperate as may be reasonably necessary to assist Purchaser in enforcing the Intellectual Property rights hereby transferred.

3.

Prior to the Closing, Seller shall cause the George Mason Operating Agreement to be amended to delete all provisions that could be interpreted to restrict Seller's power to convey one hundred percent of the George Mason membership interests to Purchaser, including without limitation Section 9.

4.

Section 1.4 of the Purchase Agreement is revised to read as follows:

Section 1.4.

Closing.  The closing of the transactions contemplated hereunder (the “Closing”) shall commence at Purchaser’s offices located at 8270 Greensboro Drive, McLean, VA 22102 beginning at 1:00 p.m., local time, on July ___, 2004 or such other date to which the Parties agree and on which the Closing occurs (the "Closing Date").  At such time, Seller shall deliver to Purchaser a summary balance sheet and detailed trial balance for the Company as of June 30, 2004.  The parties shall review such information together and, if they do not agree that such information is correct and in accordance with generally accepted accounting principles, the Closing will be postponed from day to day until agreement is reached."

Additionally, the Closing will be postponed, if necessary, until the Company has obtained warehouse lines of credit sufficient to allow it to reduce its current warehouse lines of credit with the Seller and its bank Affiliate to the lesser of $60,000,000 or the aggregate legal lending limit of Seller and its bank Affiliate.

5.

For a period of one (1) year from the date hereof, Seller covenants and agrees that it will not directly or indirectly, for itself or for the benefit of another, induce or influence, or attempt to induce or influence, any person who is an employee, agent, independent contractor, partner, officer or director of the Company or any "managed company", as hereafter defined, to terminate  his or her relationship with the Company or any managed company for the purpose of obtaining employment or otherwise contracting with Seller or any affiliate of Seller.

Notwithstanding the foregoing, nothing herein shall prohibit Seller or its affiliates from responding to, hiring or retaining an employee, agent, independent contractor, partner, officer or director of the Company, or any "managed company," as hereafter defined, if such person initiates contact with Seller.  This prohibition shall apply with respect to a "managed company" only if such "managed company" has an effective management agreement with Buyer.

The parties hereto agree that the covenants and restrictions set forth in this Section 5 above are reasonable and necessary for the protection of the significant investment of the Purchaser and the Company in developing, maintaining and expanding the Company's business.  Accordingly, the parties hereto agree that in the event of any breach by Seller of any of the provisions of this Section 5 that monetary damages alone will not adequately compensate the

Purchaser, the Company or any managed company for its losses and, therefore, it is entitled to injunctive relief.  In addition, the Purchaser, the Company and each managed company is entitled to recover from Seller all damages, including actual and consequential damages, costs and expenses, including legal costs and actual attorney's fees, incurred by it as a result of such breach.

Seller agrees that the restrictive covenants contained herein shall be extended by the length of time during which Seller shall have been in breach of any of said provisions contained in this Section 5.  If breached, Seller recognizes that the time periods included in the restrictive covenants contained in this Sections 5 shall begin on the date a court of competent jurisdiction enters an order enjoining Seller from violating such provisions.

For purposes of this Section 5, "managed company" shall mean any of First Heritage Mortgage, L.L.C., Premier Mortgage Company, L.L.C., Intercoastal Mortgage Company, a Virginia corporation, Home Mortgage Resources, LLC, a Virginia limited liability company and America East Mortgage, LLC, a Maryland limited liability company.

Seller acknowledges and agrees that the Company and each managed company shall be considered a third party beneficiary of this Section 5 and, in addition to Purchaser, shall have the right to enforce any violation of this Section 5 by Seller; provided that each managed company shall have such rights only so long as it remains a managed company by Buyer pursuant to an effective management agreement with Buyer.

6.

In Section 2.1 of the Purchase Agreement "June 29" is substituted for "June 22" wherever it appears.

SELLER

UNITED BANK

By: /s/

PURCHASER

CARDINAL BANK, N.A.

By: /s/

EXHIBIT A

TRADEMARK AND SERVICE MARK ASSIGNMENT

WHEREAS, United Bank (hereinafter referred to as “ASSIGNOR”), a Virginia corporation, having a place of business at 2071 Chain Bridge Road, Vienna, Virginia 22182 is the owner of the following trademark(s), service mark(s) and United States registration(s) listed in the attached Schedule “A” (“the MARKS”).

WHEREAS, Cardinal Bank, N.A. (hereinafter referred to as “ASSIGNEE”), a Virginia corporation, having a place of business at 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102, is desirous of acquiring the entire right, title and interest in and to the MARKS in accordance with the provisions of that certain Membership Interest Purchase Agreement dated as of June 8, 2004, as amended.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ASSIGNOR does hereby sell, assign and transfer to ASSIGNEE all right, title and interest in and to the MARKS, together with the good will of the business symbolized by the MARKS, all rights conferred by virtue of the federal trademark registrations of the MARKS, its common law trademark rights in and to the MARKS, all rights to the MARKS worldwide, including the right to claim priority rights deriving from the MARKS by virtue of international convention, the right to sue for and collect damages by reason of past infringement of the MARKS and the right to pursue cancellation and opposition proceedings to enforce the MARKS.

EXECUTED this ___ day of July, 2004.

ASSIGNOR:

UNITED BANK

By:__________________________________

Name:________________________________

Title:_________________________________

Schedule A

Registration Number	Mark	Registration Date
1,513,813	George Mason Mortgage, LLC	December 26, 1989

EXHIBIT B

INTELLECTUAL PROPERTY ASSIGNMENT

WHEREAS, United Bank (hereinafter referred to as “ASSIGNOR”), a Virginia corporation, having a place of business at 2071 Chain Bridge Road, Vienna, Virginia 22182 is the owner of the Intellectual Property as defined in that certain Membership Interest Purchase Agreement dated as of June 8, 2004, as amended (“the Purchase Agreement”).

WHEREAS, Cardinal Bank, N.A. (hereinafter referred to as “ASSIGNEE”), a Virginia corporation, having a place of business at 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102, is desirous of acquiring the entire right, title and interest in and to the Intellectual Property as defined in the Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ASSIGNOR hereby sells, conveys, transfers, assigns and delivers to ASSIGNEE all of ASSIGNOR’s right, title and interest, free and clear of all liens in and to the Intellectual Property as defined in the Purchase Agreement, including but not limited to, the corporate and business name of the Company (as defined in the Purchase Agreement), the domain names georgemasonmortgage.com, gmmllc.com and any other domain names related to or directing users to web sites or web information pertaining to the Company ("Company web sites"), all copyrighted materials on the Company web sites, and Company's trade secrets and confidential information, including, but not limited to, ideas, processes, inventions, customer and supplier lists and information, know how, processes, research and development information, designs, plans, proposals, and financial and marketing plans.

EXECUTED this ___ day of July, 2004.

ASSIGNOR:

UNITED BANK

By:__________________________________

Name:________________________________

Title:_________________________________